VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 18, 2023

VIA EDGAR

Mr. Scott Lee, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Partners, Inc. (the "Registrant")
(File Nos. 333-32575; 811-08319)

Dear Mr. Lee:

This letter responds to comments provided by telephone on April 3, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 92 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), on February 15, 2023.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement.

1.Comment: The Staff requested that responses to the Staff's comments be filed via EDGAR at least five (5) business days prior to filing the 485(b) filing.

Response: The Registrant appreciates the Staff's request and will strive to file responses to the Staff's comments via EDGAR at least five (5) business days prior to filing the 485(b) filing.

2.Comment: The Staff requested that the Registrant confirm that all expense limitation agreements and waivers that are reflected in a Portfolio's fee table will extend for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms.

3.Comment: The Staff noted that the Investment Adviser is contractually obligated to waive 0.003% of the management fee for Voya Global Bond Portfolio ("Global Bond Portfolio" or the "Portfolio"). The Staff requested that the Registrant explain whether this management fee waiver is part of the expense limitation agreement for Global Bond Portfolio and if so, to please delete. Further, if the waiver is not part of the expense limitation agreement, the Staff requested that the Registrant state that the waiver is not subject to recoupment.

Response: The Registrant confirms that the referenced management fee waiver of 0.003% for Global Bond Portfolio is not part of the expense limitation agreement for the Portfolio and has revised footnote 3 to the fee table as marked below:

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 2

Voya Investments, LLC (the "Investment Adviser") is contractually obligated to limit expenses to 1.17%, 0.67% and 0.92% for Class ADV, Class I, and Class S shares, respectively, through May 1, 2024. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. The Investment Adviser is also contractually obligated to waive 0.003% of the management fee through May 1, 2024. This waiver is not eligible for recoupment. Termination or modification of these obligations requires approval by the Portfolio's Board of Directors (the "Board").

4.Comment: The Staff requested that the Registrant provide the portfolio turnover rate for each Portfolio and, to the extent a Portfolio's portfolio turnover rate is over 100%, to disclose in the Principal Investment Strategies that the Portfolio engages in frequent trading and to include a corresponding principal risk factor.

Response: The Registrant confirms that it will provide the portfolio turnover rate for each Portfolio in the Registration Statement. The Registrant believes that any risks related to portfolio turnover are explained in disclosure provided in response to Items 3 and 16(e) of Form N-1A and no additional disclosure is necessary. In particular, the summary prospectus for each Portfolio states that "[t]he Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Portfolio Operating Expenses or in the Expense Example, affect the Portfolio's performance." Notwithstanding the foregoing, the Registrant will consider adding such disclosure for Portfolios that expect to engage in frequent trading as a principal investment strategy in its next annual update to the Registration Statement.

5.Comment: With respect to the use of "Global" in the name of Global Bond Portfolio, the Staff requested the Registrant expressly describe how the Portfolio will invest its assets in investments tied economically to a number of countries throughout the world.

Response: The Registrant confirms that it has considered the Global Bond Portfolio's current disclosure and policies in light of Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"). The Registrant believes that the disclosure in the Principal Investment Strategies stating "[t]he Portfolio invests in securities of issuers in a number of different countries, including the United States" is consistent with footnote 42 of the adopting release for Rule 35d-1 (the "Adopting Release").1 This footnote states, in relevant part, that "[t]he terms 'international' and 'global,' however, connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." The Registrant confirms that Global Bond Portfolio invests in a manner consistent with this expectation. The Registrant further notes that the portions of Global Bond Portfolio that are invested in U.S. and foreign countries will change in accordance with its strategy over time. Accordingly, the Registrant respectfully declines to add specific disclosure regarding its historical exposure. The Registrant acknowledges the proposed amendments to Rule 35d-1 and will consider the implications of any future final rule amendments for funds that include "global" in their names.

1See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001); 66 FR 8509, 8511 n. 15 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001).

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 3

6.Comment: The Staff requested that the Registrant supplementally confirm for each Portfolio subject to an 80% test pursuant to Rule 35d-1 under the 1940 Act regarding investment company names, that to the extent the Portfolio uses derivatives to comply with such test, the derivatives are valued based on market value and not notional value.

Response: The Registrant confirms.

7.Comment: The Staff noted that Global Bond Portfolio "may invest in securities of issuers located in developed and emerging market countries" and requested that the Registrant add disclosure to provide Global Bond Portfolio's definition of "emerging markets."

Response: The Registrant appreciates the Staff's comment and has added the following disclosure to the Global Bond Portfolio's Principal Investment Strategies:

Countries with emerging markets include most countries in the world except Australia, Canada, Japan, New Zealand, the United Kingdom, the United States, and most of the countries of western Europe.

8.Comment: The Staff noted that Global Bond Portfolio may invest in exchange-traded funds ("ETFs") and requested that the Registrant add a principal risk regarding investments in ETFs.

Response: The Registrant has revised the principal risk titled "Other Investment Companies" as marked below:

Other Investment Companies: The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company's underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Fund's expenses. The investment policies of the other investment companies may not be the same as those of the Fund; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Fund is typically subject. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF's shares, which could cause a material decline in the ETF's net asset value.

9.Comment: The Staff requested that the Registrant revise the principal risk disclosure for the relevant Portfolios regarding environmental, social, and governance ("ESG") factors to provide summary principal risk disclosure in response to Item 4 of Form N-1A and more detailed principal risk disclosure in response to Item 9 of Form N-1A.

Response: The Registrant respectfully declines to revise the current ESG risk disclosure because the Registrant believes the current risk disclosure describes the applicable risks and is responsive to both Items 4 and 9 of Form N-1A in light of the nature of the Portfolios' consideration of ESG factors as principal investment strategies.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 4

10.Comment: The Staff noted that Global Bond Portfolio includes the principal risk titled "Investing through Bond Connect," which discusses investments on the China Interbank Bond Market. The Staff requested that the Registrant revise the Portfolio's Principal Investment Strategies to state if the Portfolio concentrates its investments in any specific country, such as China.

Response: The Registrant confirms that although Global Bond Portfolio may invest in China as part of its investments in emerging market countries, it does not have a principal investment strategy to concentrate its investments in China or any other geographic region and so respectfully declines to add additional disclosure regarding such investments.

11.Comment: The Staff requested that because the term "Dividend" in the Voya International High Dividend Low Volatility Portfolio's (the "Portfolio") name suggests a type of investment, an 80% test should be adopted pursuant to Rule 35d-1 under the 1940 Act. In addition, the Staff requested that the Registrant define in its Principal Investment Strategies what "dividend paying security" refers to, noting that it may use any reasonable definition of such term.

Response: The Registrant believes that the term "dividend" should be considered in the context of the Portfolio's full name, "Voya International High Dividend Low Volatility Portfolio." The Registrant believes the terms "High Dividend Low Volatility" are outside the scope of the Rule 35d-1 under the 1940 Act because they connote a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of these terms in the Portfolio's name will not require the Portfolio to comply with the 80% investment requirement of Rule 35d-1.

12.Comment: The Staff noted that VY® American Century Small-Mid Cap Value Portfolio ("American Century Portfolio" or the "Portfolio") may "invest a portion of its assets in foreign (non-U.S.) securities" and requested that the Registrant revise the Principal Investment Strategies for the Portfolio to the extent the Portfolio invests in emerging market securities.

Response: Although American Century Portfolio may invest in foreign securities, the Portfolio does not invest principally in such investments tied to emerging markets and respectfully declines to add disclosure regarding emerging market investments.

13.Comment: The Staff noted that "Interest Rate" is included as a principal risk for American Century

Portfolio and requested that the Registrant confirm it is a principal risk of the Portfolio in light of the

Portfolio's equity focused strategy.

Response: The Registrant confirms that "Interest Rate" is a principal risk for American Century Portfolio because the Portfolio may invest in "preferred stocks, and equity-equivalent securities, such as fixed-income instruments and preferred stocks convertible into common stocks" as disclosed in the Portfolio's Principal
Investment Strategies.

14.Comment: The Staff noted that several Portfolios include an additional benchmark index in response to Item 4 of Form N-1A and requested that the Registrant provide information about the additional index in a narrative format accompanying the Portfolio's total returns.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 5

Response: The Registrant believes that the following disclosure, marked to reflect changes included in the Amendment to the Registration Statement filed on February 15, 2023, addresses the Staff's comment:

The following bar chart shows the changes in the Portfolio's performance from year to year, and the table compares the Portfolio's performance to the performance of a broad-based securities market index/indices with investment characteristics similar to those of the Portfolio for the same period.

15.Comment: The Staff requested that the Registrant confirm the inclusion of the following principal risks: (a) "Interest Rate" for VY® Columbia Small Cap Value II Portfolio ("Columbia II Portfolio" or the "Portfolio"); (b) "Credit" for Columbia II Portfolio; (c) "Credit" for VY® Invesco Global Portfolio ("Invesco Global Portfolio" of the "Portfolio"); (d) "Interest Rate" for Invesco Global Portfolio; (e) "Interest Rate" for VY® JPMorgan Mid Cap Value Portfolio ("JPMorgan Portfolio" of the "Portfolio"); (f) "Credit" for VY® T. Rowe Price Growth Equity Portfolio ("TRP Portfolio" of the "Portfolio"); and (g) "Interest Rate" Interest Rate for TRP Portfolio.

Response: In response to 15(a) and 15(b), the Registrant confirms that "Interest Rate" and "Credit" are principal risks for Columbia II Portfolio due to the Portfolio's potential investments in convertible securities, as disclosed in the Principal Investment Strategies for Columbia II Portfolio. In response to 15(c) and 15(d), the Registrant confirms that "Interest Rate" and "Credit" are principal risks for Invesco Global Portfolio due to the Portfolio's potential investments in "other equity instruments such as preferred stocks, warrants, and securities convertible into common stocks" and "fixed-income instruments," as disclosed in the Principal Investment Strategies for Invesco Global Portfolio. In response to 15(e), the Registrant confirms that "Interest Rate" is a principal risk for JPMorgan Portfolio due to the Portfolio's potential investments in preferred stocks and convertible securities, as disclosed in the Principal Investment Strategies for JPMorgan Portfolio. In response to 15(f) and 15(g), the Registrant confirms that "Credit" and "Interest Rate" are principal risks for TRP Portfolio due to the Portfolio's potential investments in hybrid securities, as disclosed in the Principal Investment Strategies for TRP Portfolio.

16.Comment: The Staff requested that the brackets be removed from the following sentence in the Principal Investment Strategies for VY® Invesco Equity and Income Portfolio:

[The Portfolio also invests in U.S. government obligations, including U.S. Treasury bills and notes, and obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities.]

Response: The Registrant has removed the brackets from the referenced disclosure.

17.Comment: The Staff noted that the Principal Investment Strategies disclosure for Invesco Global

Portfolio includes the statement that "[t]he Sub-Adviser also has a contrarian buy discipline" and requested that the Registrant consider adding corresponding principal risk disclosure.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 6

Response: The Registrant believes that the following risk which appears in the section titled Further Information About Principal Risks addresses the Staff's comment:

Manager: A Portfolio is subject to manager risk because it is an actively managed investment portfolio. The Investment Adviser, a Sub-Adviser or each individual portfolio manager will make judgments and apply investment techniques and risk analyses in making investment decisions, but there can be no guarantee that these decisions will produce the desired results. A Portfolio's portfolio may underperform other comparable funds because of portfolio management decisions related to, among other things, the selection of investments, portfolio construction, risk assessments, and/or the outlook on market trends and opportunities. Many managers of equity funds employ styles that are characterized as "value" or "growth." However, these terms can have different applications by different managers. One manager's value approach may be different from that of another, and one manager's growth approach may be different from that of another. For example, some value managers employ a style in which they seek to identify companies that they believe are valued at a more substantial or "deeper discount" to a company's net worth than other value managers. Therefore, some funds that are characterized as growth or value can have greater volatility than other funds managed by other managers in a growth or value style.

18.Comment: The Staff noted that the Principal Investment Strategies for VY® T. Rowe Price Diversified Mid Cap Growth Portfolio ("TRP Diversified MC Portfolio" or the "Portfolio") states that the Portfolio "typically limits holdings of high-yielding stocks, but the payment of dividends – even above-average dividends – does not disqualify a stock from consideration" and requested that the Registrant revise such disclosure to clarify if this language also refers to high yield bonds and that any reference to high yield bonds should also note them as "junk bonds."

Response: The Registrant confirms the referenced disclosure does not contemplate high yield bonds.

19.Comment: The Staff requested that TRP Portfolio, which "invests at least 80% of its net assets

(plus borrowings for investment purposes) in common stocks of large-capitalization companies," disclose in its Principal Investment Strategies the Portfolio's definition of large capitalization.

Response: The Registrant appreciates the Staff's comment and has added the following disclosure to the TRP Portfolio's Principal Investment Strategies:

For this Portfolio, the sub-adviser ("Sub-Adviser") defines large-capitalization companies as those, at the time of purchase, with market capitalizations within the range of companies included in the S&P 500® Index.

20.Comment: The Staff noted the "Focused Investing" principal risk factor and its sub-items titled "Consumer Sectors," "Financial Services Sector," and "Technology Sector" provided in response to Item 9 of Form N-1A and requested that the Registrant identify which Portfolios these risks apply to and to include corresponding Principal Investment Strategies and Principal Risks disclosure in response to Item 4 of N-1A for the relevant Portfolios.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 18, 2023

Page | 7

Response: The Registrant notes that the Principal Investment Strategies for TRP Portfolio include disclosure stating that "[t]he Portfolio may from time to time emphasize one or more sectors in selecting its investments, including the technology-related and consumer discretionary sectors" and that TRP Portfolio discloses the "Focused Investing-Consumer Sectors" and "Focused Investing-Technology Sector" principal risks which the Registrant believes addresses the Staff's comment.

Similarly, the Registrant notes that the Principal Investment Strategies for TRP Diversified MC Portfolio include disclosure stating that "[t]he Portfolio may from time to time emphasize one or more sectors in selecting its investments, including the technology-related sector" and that the Portfolio discloses the "Focused Investing-Technology Sector" principal risk which the Registrant believes addresses the Staff's comment.

The Registrant notes that the Principal Investment Strategies for VY® Columbia Contrarian Core Portfolio include disclosure stating that "[t]he Portfolio may at times emphasize one or more sectors in selecting its investments, including the information technology sector" and that the Portfolio discloses the "Focused Investing-Technology Sector" principal risk which the Registrant believes addresses the Staff's comment.

Similarly, the Registrant notes that the Principal Investment Strategies for Columbia II Portfolio include disclosure stating that "[t]he Portfolio may at times emphasize one or more sectors in selecting its investments, including the financial services sector" and that the Portfolio discloses the "Focused Investing- Financial Services Sector" principal risk which the Registrant believes addresses the Staff's comment.

As each of these Portfolios identify which Principal Risks are applicable in response to Item 4, the Registrant does not believe that identifying specific Portfolios in response to Item 9 is necessary and respectfully declines to add the additional disclosure.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Anna Jagiello at (480) 477- 2309 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP